[redacted]

15027642

SEC MAIL RECEIVED SEP 01 2015 WASH, D.C. 189 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREEDOM INVESTORS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 BISHOPS WAY SUITE 122
(No. and Street)

BROOKFIELD	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REILLY, PENNER & BENTON, LLP
(Name - if individual, state last, first, middle name)

1233 N. MAYFIELD RD SUITE 302	MILWAUKEE	WI	53226-3255
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 01 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/2 ab

OATH OR AFFIRMATION

I, LORI L RASTALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREEDOM INVESTORS CORP., as of JUNE 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

PETER KADLUNG NOTARY PUBLIC STATE OF WISCONSIN

01/15/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2015

TABLE OF CONTENTS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Shareholder and
Board of Directors of
Freedom Investors Corp.
Brookfield, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Freedom Investors Corp. (Company), as of June 30, 2015 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital, Schedule of Operating Expenses and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 24, 2015
Milwaukee, Wisconsin

Freedom Investors Corp.
Brookfield, WI

Statement of Financial Condition
June 30, 2015

ASSETS

Current Assets	
Cash and cash equivalents	23,120
Clearing deposit	55,181
Accounts Receivable	106,650
Total Current Assets	184,951
Other Assets	
Due from Parent	8,737
Restricted Cash Account	1,974
Total Other	10,711
TOTAL ASSETS	**195,662**

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Accounts Payable	51,620
Income Tax Payable	23,878
Commission Payable	91,122
Payroll Liabilities	24,446
Total Current Liabilities	191,066
Stockholder's Equity	
Common Stock	1,000
Additional paid-in-capital	92,384
Retained earnings (deficit)	(88,788)
Total Stock Holder Equity	4,596
TOTAL LIABILITIES & EQUITY	**195,662**

The accompanying notes to financial statements
are an integral part of these statements

Freedom Investors Corp
Brookfield, WI

Statement of Income
June 30, 2015

Operating Revenue:	
Concessions	$1,767,835
Net reimbursements - representatives	7,320
Other income	116,990
Total Operating revenue	1,892,145
Commission Expense	1,488,667
Net Revenue	403,478
Operating Expenses:	
Automobile Expense	1,745
Bank Service Charges	2,276
Business Licenses and Permits	970
Computer and Internet Expenses	135
Cor Minimum Charges	10,153
Expense Sharing	198,456
Membership and Regulatory Fees	30,586
Minimum Clearing Fees	5,031
Misc Expense	4,634
Office Supplies	452
Adverstising	5,000
Business Expense	297
E&O	23,464
Email	4,590
Fidelity Bond	3,194
Total Payroll Expenses	17,128
Consulting	2,601
Legal & Accounting	55,315
Total Operating Expenses	366,027
Other Miscellaneouse Expenses	37,000
Net Income before income taxes	451
Provision for Income Tax:	
Income tax expense	14,788
Net Income	-$14,337

The accompanying notes to financial statements
are an integral part of these statements

Freedom Investors Corp
Brookfield, WI

Statement of Changes in Stockholder Equity
June 30, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, June 2014	$ 1,000	$ 92,384	$ (74,451)	$ 18,933
2014 Net Income			(14,337)	15,663
Balance, June 2015	$ 1,000	$ 92,384	$ (88,788)	$ 4,596

The accompanying notes to financial statements
are an integral part of these statements

Freedom Investors Corp.
Brookfield, WI

Statement of Cash Flow
June 30, 2015

OPERATING ACTIVITIES	
Net Income	-14,337
Adjustments to reconcile Net Income to net cash provided by operations:	
Account Recievable - Parent	-8,737
Connessions Receivable	-93,350
Accounts Payable	30,847
FIC Reps Commissions Payable	81,041
Accrued Income Tax	-121
Payroll Liabilites	18,409
Net cash provided by Operating Activities	13,752
Net cash increase for period	13,752
Cash at beginning of period	66,523
Cash at end of period	80,275
Supplemental Information:	
Income Taxes	$ 14,910

The accompanying notes to financial statements are an integral part of these statements

Freedom Investors Corp.
Brookfield, Wisconsin

Notes to Financial Statements
June 30, 2015

Business Activity

Freedom Investors Corp. (the "Company") operates a brokerage services firm located in Brookfield, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2015. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Clearing Deposit

In accordance with the agreement with its clearing broker, Southwest Securities, Inc. (SWS), the Company is required to maintain cash deposits in the amount of $5,000. The Company is dependent on SWS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of June 30, 2015 the Company maintained $20,196 in clearing deposits at SWS and $34,985 in clearing deposits at COR Clearing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through August 24, 2015. See Litigation Footnote for subsequent event disclosure.

Net Capital Requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company's net capital and required net capital were $(6,390) and $12,738, respectively. The ratio of aggregate indebtedness to net capital was 29.90 to 1.

Common Stock

Common stock consists of 50,000 authorized, 1,000 issued with a par value of $1.00 per share.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 100% of common stock shares of the Company. The companies share personnel and other services. The Company has paid management fees for personnel and other services for year ending June 30, 2015 in the amount of $198,456. In addition, the

company has a receivable from the related party at June 30, 2015 of $8,737.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year, the Firm was examined by FINRA, State or any other regulatory body.

Stockholder's Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall

be distributed among the holders of the CS according to the respective shares.

Litigation

The Company has retained legal counsel regarding one unresolved enforcement action and one unresolved arbitration action. An unfavorable outcome in this enforcement action could result in material damages. Subsequent to year end a prior lawsuit was settled for $30,000 and therefore a corresponding liability has been accrued. Subsequent events were evaluated through August 24, 2015.

Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Freedom Investors Corp.
Brookfield, WI

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
June 30, 2015

Aggregate Indebtedness		
Commission payable and related liabilities	$	91,122
Income Taxes		23,878
Accounts payable		76,066
Total Aggregated Indebtedness	$	191,066
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	12,738
Computation of Basic Net Capital Requirements:		
Stockholder Equity	$	4,596
Deductions:		
Non-allowable - due from Parent		(8,737)
Unallowable Commissions		(275)
Garnished Wages		(1,974)
Total unallowable assets		(10,986)
Net Capital	$	(6,390)
Net Capital requirement (minimum)		12,738
Capital in excess of minimum requirement	$	(19,128)
Ratio or aggregate indebtedness to net capital		29.90 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3

Freedom Investors Corp. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Freedom Investors Corp. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

See Independent Auditors Report

Freedom Investors Corp.
June 30, 2015
Auditor Reconciliation of Net Capital and Aggregate Indebtedness

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	51,160
Asset Adjustments:	
Reconcile cash	(9,617)
Record related party transactions	8,737
Record additional concessions receivable	8,519
Liability Adjustments:	
Accounts payable adjustment	(30,847)
Income tax payable adjustment	122
Payroll tax adjustment	(22,369)
Payroll liabilities adjustment	(3,259)
Unallowable Asset Additions:	
Record related party transactions	(8,737)
Additional unallowable receivable	(99)
Net Capital per Preceding	(6,390)
Aggregate Indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	134,713
Liability Adjustments:	
Payable adjustments	56,353
Aggregate Indebtedness per Preceding	191,066

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Freedom Investors Corp., Inc.
333 Bishops Way
Brookfield, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Freedom Investors Corp. Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 check disbursement and SIPC-7 accrual] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [trial balance and quarterly FOCUS reports] supporting the adjustments noting Net SIPC Operating Revenues overstated by approximately $19,700 resulting in a SIPC overpayment of $50; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, WI
August 24, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which Freedom Investors Corp. (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
August 24, 2015
Milwaukee, Wisconsin

"Independence begins with Freedom"

Freedom
Investors Corporation

333 Bishop Way Suite 122 • Brookfield, WI 53005
Phone (262) 436-8700 • Fax (262) 436-8701

July 8, 2015

Reilly, Penner, Benton LLP
Attn: Annette Moy
1233 Mayfair Rd. Ste 302
Milwaukee, WI 53226

Re: Freedom Investors Corp.

Dear Ms. Moy,

To the best of our knowledge and belief Freedom Investors Corporation maintains that:

- (1) the provisions in Rule 15c3-3(k) under which the broker-dealer claimed an exemption from Rule 15c3-3, k2 (ii)

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

    and,

- (2) the broker-dealer met the identified exemption provisions throughout the most recent fiscal year without exception.

Thank you for your assistance during our 2014-2015 PCAOB audit.

Sincerely,

Lori L. Rastall
Chief Compliance Officer

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040671 FINRA JUN
FREEDOM INVESTORS CORPORATION
333 BISHOPS WAY STE 122
BROOKFIELD WI 53005-6209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,385.76
   B. Less payment made with SIPC-6 filed (exclude interest) (825.90)
      1/29/15
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 559.86
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 559.86
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 559.86
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Freedom Investors Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2014 and ending 6/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,870,689

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,183,422

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 132,965

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,316,387

2d. SIPC Net Operating Revenues $ 554,302

2e. General Assessment @ .0025 $ 1,385.76

(to page 1, line 2.A.)